UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________

SCHEDULE 13D
Under the Securities Exchange Act of 1934

 (Amendment No.          )

Frezer, Inc.
(Name of Issuer) COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities) 358341 20 4
(CUSIP Number) Darren Ofsink, Esq. Guzov Ofsink, LLC 600 Madison Avenue New York, New York 10022 Tel. No. (212) 371-8008
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) March 13, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358341 20 4	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BEFUT International Co. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 117,768,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 117,768,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,768,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 98.3%
14	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hongbo Cao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 117,768,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 117,768,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,768,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 98.3%
14	TYPE OF REPORTING PERSON* HC
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.    Security and Issuer.

(a)  This Statement on Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of Frezer, Inc., a Nevada corporation (the "Company").

(b)  The principal executive offices of the Company are located at No. 90-1 Hongji Street Xigang District, Dalian, 116011, P.R. China.

Item 2.    Identity and Background.

(a)  This Statement on Schedule 13D is filed jointly by BEFUT International Co. Limited, a British Virgin Islands company (“Befut BVI”), and Hongbo Cao (“Cao” and together with Befut BVI, the "Reporting Persons"). Hongbo Cao holds approximately 43.48% of the voting equity in Befut BVI and is the sole director of Befut BVI. There are no officers of Befut BVI. As a result, Cao has sole voting and investment power over the Common Stock of the Company held by Befut BVI, may be deemed to control Befut BVI and may therefore be deemed to beneficially own all of the Common Stock of the Company owned directly by Befut BVI.

 (b)  The business address of the Reporting Persons is No. 90-1 Hongji Street Xigang District, Dalian, 116011, P.R. China.

 (c)   Cao is the sole director of Befut BVI. There are no officers of Befut BVI. Cao’s principal occupation is the Chairman, President and Chief Executive Officer of the Company and Dalian Befut Wire & Cable Manufacturing Co., Ltd., a PRC corporation (“Dalian Befut”), the principal executive offices of which are at No. 90-1 Hongji Street Xigang District, Dalian, 116011, P.R. China.

(d) & (e) During the last five years, neither of the Reporting Persons has  been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has any of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Persons from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

(f) Cao is a citizen of the People’s Republic of China (the “PRC”) and Befut BVI is a British Virgin Islands company.

Item 3.    Source and Amount of Funds or Other Consideration.

On March 13, 2009 (the “Closing Date”), the Company entered into and consummated a series of transactions whereby (a) the Company acquired 100% of the outstanding shares of common stock of BEFUT Corporation, a Nevada corporation (“Befut Nevada”), from Befut BVI in exchange for the issuance to Befut BVI of a net number of 117,768,300 shares of the Company’s Common Stock and the cancellation of an aggregate of 2,176,170 shares of the Company’s Common Stock and (b) the Company raised $500,000 in gross proceeds from the sale to four investors pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) of convertible promissory notes of the Company in the principal amount of $500,000 and warrants to purchase an aggregate of 720,076 shares of the Company’s Common Stock. As a result of the transactions, Befut Nevada became a wholly owned subsidiary of the Company. Befut Nevada, through its wholly owned subsidiary, Hongkong BEFUT Co., Ltd., a Hong Kong corporation (“Befut Hongkong”), wholly owns Befut Electric (Dalian), Co., Ltd., a PRC corporation (“WOFE”), which company has entered into a series of agreements with Dalian Befut, pursuant to which WFOE has established control over Dalian Befut, its captive manufacturing company. Dalian Befut is one of the largest developers, manufacturers and distributors of wire and cable products in Northeastern China.

On March 13, 2009 Befut Nevada purchased from three persons an aggregate of 2,176,170 shares of the Company’s Common Stock, constituting 51% of the then outstanding shares of the Company’s Common Stock for an aggregate purchase price of $370,000. The funds were from the gross proceeds of $500,000 the Company raised on the same day, March 13, 2009, as set forth above. All 2,176,170 shares were cancelled as part of the share exchange transaction described in clause (a) of the immediately preceding paragraph.

Item 4.    Purpose of Transaction.

The acquisition by the Reporting Persons of the 117,768,300 shares of the Company’s Common Stock was part of a series of transactions undertaken by the Company to accomplish the acquisition of the WOFE and the control of the business of Dalian Befut by the Company.  The other transactions included:

•
the sale to four investors for $500,000 pursuant to the Purchase Agreement, of 15% convertible promissory notes of the Company in the principal amount of $500,000 and warrants to purchase an aggregate of 720,076 shares of the Company’s Common Stock at an initial exercise price of $.1916 per share, which exercise price is subject to adjustment upon the occurrence of certain events, and

•
a series of restructuring transactions by which Befut Nevada, through its 100% ownership in Befut Hongkong and WOFE, obtained control over the operations and financial affairs of Dalian Befut. The acquisition was structured in this manner since under the laws of the PRC a foreign-owned entity, such as Befut Nevada, is unable to acquire a PRC entity, such as Dalian Befut, by issuing its capital stock, and the Company did not have sufficient cash to purchase all of the assets of Dalian Befut based on their fair value, as required under the laws of the PRC.

The Purchase Agreement contains certain covenants on the Company’s part, including the following: (i) to notify the Securities and Exchange Commission of the transaction, including filing of a Form D, (ii) to comply with the reporting and filing obligations applicable to the Company under the Securities Exchange Act of 1934, as amended, and (iii) to effect a 1 for 4.07 reverse stock split as a result of which the conversion rate of the 15% convertible notes shall be adjusted to be 1 share of the Company’s Common Stock for each $.65 of principal converted.

Except as set forth herein, no Reporting Person has any plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company's business or corporate structure;

(g)	Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Each of the Reporting Persons reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.    Interest in Securities of the Issuer.

(a)  Each of the Reporting Persons may be deemed to beneficially own 117,768,300 shares, or approximately 98.3%, of the Company’s Common Stock. In addition to  Cao’s beneficial ownership of such shares by virtue of his controlling interest in Befut BVI, Cao is a party to a Stockholders Agreement dated March 13, 2009 among Befut BVI, Cao and certain other stockholders of Befut BVI pursuant to which each such stockholder has the right to acquire from Befut BVI up to all of such stockholder’s pro rata portion of the Company’s Common Stock owned by Befut BVI in an exchange for an equivalent pro rata portion of the shares of Befut BVI directly owned by such stockholder. Cao owns approximately 43.48% of the outstanding shares of Befut BVI and may therefore acquire direct ownership of up to an aggregate of 51,203,609 shares of the Company’s Common Stock held by Befut BVI.

(b)  Befut BVI directly owns 117,768,300 shares of the Company’s Common Stock. As a result of Cao’s ownership interest in and control of Befut BVI, both Befut BVI and Cao may be deemed to share voting and/or dispositive power over such 117,768,300 shares and beneficially own such stock.

(c) Except for the acquisition by the Reporting Persons of the 117,768,300 shares of the Company’s Common Stock on March 13, 2009, no transactions in the Common Stock were effected during the past sixty days by any of the Reporting Persons.

(d)  Not applicable.

(e)  Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as disclosed in Items 3, 4 and 5, to the knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and among such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits.

1.
Share Exchange Agreement dated March 13, 2009 the Company, Befut Nevada and Befut BVI. Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 19, 2009 (the “8-K”).

2.	Securities Purchase Agreement, dated March 19, 2009 by and among the Company and the investors named therein. Incorporated by reference to Exhibit 10.2 to the 8-K.

3.	Joint Filing Agreement between Befut BVI and Cao, dated March 23, 2009.

4.	Stockholders Agreement dated March 13, 2009 among Befut BVI, Cao and certain other stockholders of Befut BVI.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BEFUT INTERNATIONAL CO. LIMITED

By:	/s/ Hongbo Cao
Name: Hongbo Cao
Title: Director

/s/ Hongbo Cao
Hongbo Cao

Date: March 23, 2009

Exhibit 3

JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock of Frezer, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings.  In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 23rd day of March 2009.

BEFUT INTERNATIONAL CO. LIMITED

By:	/s/ Hongbo Cao
Name: Hongbo Cao
Title: Director

/s/ Hongbo Cao
Hongbo Cao

Exhibit 4
BEFUT INTERNATIONAL CO. LIMITED
No. 90-1 Hongji Street
Xigang District Dalian City
Liaoning Province, PRC, 116011
Attn: Hongbo Cao
Telephone: 0411-83678755
Fax:  0411-83670955

March 13, 2009

Hongbo Cao
[address]

Tingman Li
[address]

Xiuchun Liu
[address]

Yining Xia
[address]

Chunying Diao
[address]

Jiaqiang Chen
[address]

Hong Tan
[address]

Ladies and Gentlemen:

This will confirm our agreement as follows:

1.   The parties acknowledge that upon the consummation of the share exchange between BEFUT International Co., Ltd. (the “Company”) and Frezer, Inc., a Nevada corporation (“Frezer”) (the share exchange is also known as the Reverse Merger), the Company will receive a total of 117,768,300 shares of Common Stock of Frezer, subject to any adjustment due to any stock split (“Frezer Shares”) and owns no other assets and has no liabilities.

2.    Except for the holding of Frezer Shares, the Company shall not engage in any business, incur any liabilities or acquire any assets and none of the undersigned shall take or permit to be taken any action to enable the Company to do so.

3.   At any time that any one of the undersigned stockholders of the Company desires to acquire all or a portion of such stockholder’s Pro Rata Portion (as such term is defined below) of the Frezer Shares, such stockholder (the “Requesting Stockholder”) shall give written notice to the Company (the “Redemption Notice”) stating such that the Requesting Stockholder desires to acquire all (or a specified number of Frezer Shares, if less than all of the Requesting Stockholder’s Pro Rata Portion)  of the stockholder’s Pro Rata Portion of Frezer Shares in exchange for all (or the equivalent pro rata portion of the Requesting Stockholder’s shares of the Company). For purposes of this Agreement, the term “Pro Rata Portion” means the product obtained by multiplying the total number of Frezer Share times a fraction, the numerator of which is the total number of outstanding shares of the Company then owned by the stockholder and the denominator is the total number of outstanding shares of the Company. The Redemption Notice shall be accompanied by a certificate or certificates representing the number of shares of the Company owned by the stockholder together with a duly executed stock power.

4.   Upon receipt of a duly executed Redemption Notice and duly executed copies of all of the other documents described in Paragraph 3, the Company shall promptly deliver to the Requesting Stockholder a certificate representing all or such lesser number of the Requesting Stockholder’s Pro Rata Portion of the Frezer Shares requested by the Requesting Stockholder in the Redemption Notice, the number of the Requesting Stockholder’s shares of the Company exchanged for such Frezer Shares shall be cancelled and the Company shall issue to the Requesting Stockholder a certificate for the balance, if any, of the Requesting Stockholder’s shares of the Company which have not been exchanged for Frezer Shares.
5.  Any notice, demand, request, waiver or other communication required or permitted to be given hereunder shall be in writing and shall be effective (a) upon hand delivery by telex (with correct answer back received), telecopy or facsimile at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be:
If to the Company:

BEFUT Corporation
Address:
No. 90-1 Hongji Street
Xigang District Dalian City
Liaoning Province, PRC, 116011
Attn: Hongbo Cao
Telephone: 0411-83678755
Fax:  0411-83670955

2

with copies to:
Guzov Ofsink, LLC
600 Madison Avenue, 14th Floor
New York, New York 10022
Attention:  Elizabeth Fei Chen
Tel. No.:  (212) 371-8008, ext. 102
Fax No.:  (212) 688-7273
If to any stockholder: At the address of such set forth set forth above.

Any party hereto may from time to time change its address for notices by giving at least ten (10) days written notice of such changed address to the other parties hereto.

6.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any of the conflicts of law principles which would result in the application of the substantive law of another jurisdiction.

Please indicate your agreement with all of the foregoing terms of this Agreement by signing in the space indicated below and returning to the Company one copy of this Agreement.

Very truly yours, BEFUT INTERNAIONAL CO., LIMITED By:_________________________ Name: Hongbo Cao Title: Director

TERMS AGREED TO:

_____________________________
  Hongbo Cao

_____________________________
   Tingman Li

_____________________________
   Xiuchun Liu

3

_____________________________
   Yining Xia

_____________________________
   Chunying Diao

______________________________
    Jiaqiang Chen

______________________________
    Hong Tan

4